UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 1-5794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
17450 College Parkway
Livonia, Michigan 48152

MASCO CORPORATION 401(k) PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Masco Corporation 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Masco Corporation 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (“supplemental information”) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2013.

Southfield, Michigan
June 17, 2022

MASCO CORPORATION 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2021 and 2020

	2021	2020
ASSETS

Investments, at fair value	$1,585,774,147	$1,371,344,267

Receivables:
Notes receivable from participants	22,089,449	23,927,868
Participant contributions	957,277	798,983
Employer contributions	16,620,119	19,766,836
Total receivables	39,666,845	44,493,687

Net assets available for benefits	$1,625,440,992	$1,415,837,954

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2021

ADDITIONS

Investment income:
Net appreciation in fair value of investments	$168,964,626
Interest and dividend income	29,369,994
Total investment income	198,334,620

Contributions:
Participant	48,713,802
Participant rollover	31,037,813
Employer	39,327,992
Total contributions	119,079,607

Interest income on notes receivable from participants	1,025,392
Total additions	318,439,619

DEDUCTIONS

Benefit payments	(116,404,645)
Other, net	(508,547)
Total deductions	(116,913,192)

Net increase in net assets available for benefits	201,526,427

Net transfers into the Plan (Note A)	8,076,611

Net assets available for benefits:

Beginning of year	1,415,837,954

End of year	$1,625,440,992

The accompanying notes are an integral part of the financial statements.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.DESCRIPTION OF PLAN
    The following description of the Masco Corporation ("Company") 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
1.General. The Plan is a defined contribution plan covering hourly and salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
2.Contributions. Participants may contribute (on either a pre-tax or Roth after-tax basis) up to 75 percent of their pre-tax annual compensation, as defined in the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the end of the plan year shall be eligible to make catch-up contributions. Participants may also make rollover contributions representing distributions from individual retirement accounts, simplified employee pension plans, 403(b) and 457 plans or other employers' tax-qualified plans. The Company makes matching and/or profit sharing employer contributions in accordance with the provisions of the Plan. These employer contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. At December 31, 2021 and 2020, employer profit sharing contributions receivable totaled $14,925,351 and $18,543,600, respectively. Contributions are subject to certain Internal Revenue Service ("IRS") limitations. Participants may direct contributions in one percent increments in any of the various investment options. Participants may change their investment options daily.
3.Participant Accounts. Each active participant's account is credited with the participant's contributions and allocations of (a) employer contributions (if applicable), and (b) investment earnings (losses), as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. Certain expenses may be incurred by individual participants for special services relating to their accounts. These costs are charged directly to the individual participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
4.Vesting and Forfeited Employer Contributions. Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also immediately vested in the Company matching contribution plus earnings thereon. Vesting in Company profit sharing contributions occurs after three years of service commencing at date of hire. At December 31, 2021 and 2020, forfeited nonvested accounts totaled $694,197 and $678,135, respectively. During 2021, employer contributions were reduced by $537,797 from forfeited nonvested accounts.
5.Voting Rights. Each participant who has an interest in the Masco Corporation Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company ("Fidelity"), as defined by the Plan, prior to the time that such rights are to be exercised. If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.
6.Notes Receivable from Participants. Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan. Loan terms generally range from 1-5 years, or up to 15 years in limited circumstances. The loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application. Principal and interest are generally paid ratably through payroll deductions.
In response to coronavirus disease 2019, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law on March 27, 2020. The CARES Act permitted qualified Plan participants to withdraw penalty-free distributions of up to $100,000 during 2020, increased the loan cap to the lesser of 100% of the vested balance or $100,000, and allowed for certain participant loan repayments to be delayed up to one year. The Plan Administrator elected to implement these provisions of the CARES Act.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

A. DESCRIPTION OF PLAN (Concluded)
7.         Payment of Benefits. Generally, after separation from service due to termination, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in a single lump-sum amount, or in various installment options pursuant to plan provisions. In-service and hardship withdrawals are distributed in a single payment.
8.        Plan Merger. In 2020, Masco executed amendments to merge the Masco Corporation Hourly 401(k) Plan into the Masco Corporation 401(k) Plan effective December 30, 2020.

9.        Transfers. Net transfers into the Plan was $8,076,611 for the year ended December 31, 2021 and includes $8,073,873 due to a transfer of cash from certain affiliated defined-benefit pension plans. The transfer from affiliated plans reduced the amount of employer profit sharing contributions owed under the Plan.
B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    The following is a summary of significant accounting policies in accordance with accounting principles generally accepted in the United States of America ("GAAP") followed in the preparation of these financial statements.
    Basis of Accounting. The accompanying financial statements are prepared on the accrual basis of accounting.
    Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.
    Risks and Uncertainties. The Plan provides for various investment options in collective trust funds, mutual funds, a stock fund and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain collective trust funds, mutual funds, stock funds and other investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
    Investment Valuation and Income Recognition. Investments are stated at fair value. See Note C for a summary of the valuation method by type of fund.
    Investment transactions are reflected on a trade-date basis. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.
    The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.
    Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Delinquent notes receivable from participants that had a distributable event are recorded as benefit payments based upon the terms of the Plan.
    Payment of Benefits. Benefits are recorded when paid.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C. FAIR VALUE MEASUREMENTS
    Accounting Policy. The Plan follows fair value guidance (ASC 820) that defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. The guidance defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." Further, it defines a fair value hierarchy, as follows: Level 1 inputs as quoted prices in active markets for identical assets or liabilities; Level 2 inputs as observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data; and Level 3 inputs as unobservable inputs that are supported by little or no market activity and that are financial instruments whose value is determined using pricing models or instruments for which the determination of fair value requires significant management judgment or estimation.
    A description of the valuation methodologies used for assets measured at fair value is as follows:
Collective trust funds: Valued based on Net Asset Value ("NAV") of units held in the collective trust, which is used as a practical expedient to estimate fair value as of December 31, 2021 and 2020. The value is determined by reference to the respective fund’s underlying assets, with the exception of the Plan’s stable value collective trust investment where the collective trust’s contract value NAV represents fair value since this is the amount at which the Plan transacts with the collective trust.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission ("SEC"). These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stock fund: Valued at the closing price as reported on the active market on which the security is traded.
Self-directed brokerage account: Participant-directed investments that primarily include common stocks, mutual funds, certificates of deposit ("CDs"), and cash. Common stocks are valued at the closing price as reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. CDs are valued at amortized cost, which approximates fair value.
    The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C. FAIR VALUE MEASUREMENTS (Continued)
    The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2021 and 2020.

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$975,567,504	$975,567,504
Mutual funds	522,854,294	—	—	—	522,854,294
Stock fund	33,058,096	—	—	—	33,058,096
Self-directed brokerage account	54,294,253	—	—	—	54,294,253
Total assets at fair value	$610,206,643	$—	$—	$975,567,504	$1,585,774,147

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Measured at NAV	Total
Collective trust funds	$—	$—	$—	$636,006,599	$636,006,599
Mutual funds	665,892,735	—	—	—	665,892,735
Stock fund	26,770,072	—	—	—	26,770,072
Self-directed brokerage account	42,674,861	—	—	—	42,674,861
Total assets at fair value	$735,337,668	$—	$—	$636,006,599	$1,371,344,267

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C. FAIR VALUE MEASUREMENTS (Concluded)
    The following table summarizes investments measured at fair value using the NAV per share practical expedient as of December 31, 2021 and 2020. Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

	Fair Value at December 31,
	2021	2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective trust funds:
FIAM Small Capitalization Core Commingled Pool Class D	$28,905,890	$21,747,971	None	Daily	30 days
Fidelity® Diversified International Commingled Pool	48,983,314	49,479,415	None	Daily	30 days
Fidelity® Low-Priced Stock Commingled Pool	37,632,839	26,398,200	None	Daily	30 days
FIAM Blend Target Date 2005 Commingled Pool Class X	1,422,623	1,545,857	None	Daily	30 days
FIAM Blend Target Date 2010 Commingled Pool Class X	5,935,362	5,797,440	None	Daily	30 days
FIAM Blend Target Date 2015 Commingled Pool Class X	8,935,672	9,946,631	None	Daily	30 days
FIAM Blend Target Date 2020 Commingled Pool Class X	43,334,819	39,095,914	None	Daily	30 days
FIAM Blend Target Date 2025 Commingled Pool Class X	74,104,055	63,143,389	None	Daily	30 days
FIAM Blend Target Date 2030 Commingled Pool Class X	112,415,506	94,263,947	None	Daily	30 days
FIAM Blend Target Date 2035 Commingled Pool Class X	80,218,281	67,195,038	None	Daily	30 days
FIAM Blend Target Date 2040 Commingled Pool Class X	73,045,229	60,159,380	None	Daily	30 days
FIAM Blend Target Date 2045 Commingled Pool Class X	69,626,132	56,497,058	None	Daily	30 days
FIAM Blend Target Date 2050 Commingled Pool Class X	46,630,846	36,800,820	None	Daily	30 days
FIAM Blend Target Date 2055 Commingled Pool Class X	26,180,839	21,182,042	None	Daily	30 days
FIAM Blend Target Date 2060 Commingled Pool Class X	13,221,006	9,100,039	None	Daily	30 days
FIAM Blend Target Date 2065 Commingled Pool Class X	966,969	—	None	Daily	30 days
FIAM Blend Target Date Income Commingled Pool Class X	4,591,000	5,579,203	None	Daily	30 days
FIAM Core Plus Commingled Pool Class K	61,175,063	54,616,292	None	Daily	30 days
Harbor Capital Appreciation CIT Class 4	223,978,625	—	None	Daily	30 days
Managed Income Portfolio Class II	14,263,434	13,457,963	None	Daily	12 months
Total investments measured at NAV	$975,567,504	$636,006,599
D.    INCOME TAX STATUS
    The Plan is a volume submitter plan and received an opinion letter dated March 31, 2014 stating that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
    Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

MASCO CORPORATION 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

E.    PLAN TERMINATION
    Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA. At the date of any such termination, all participants would become fully vested in their accounts and the Administrative Committee of the Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses.

F.    RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
    Certain Plan investments are in shares of collective trust funds and mutual funds managed by Fidelity or an affiliate thereof. Fidelity is also the Trustee as defined by the Plan and, therefore, these purchases and sales qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the year ended December 31, 2021. Notes receivable from participants are also considered party-in-interest transactions.
    The Plan invests in a Masco Corporation Common Stock Fund. As of December 31, 2021 and 2020, the value of the Masco Corporation Common Stock Fund, which exclusively included Masco Corporation Common Stock, was $33,058,096 and $26,770,072, respectively. For the year ended December 31, 2021, the Masco Corporation Common Stock Fund appreciated in value by $7,298,612 and earned dividend income of $402,103.

G.    RECONCILIATION OF PLAN'S FINANCIAL STATEMENTS TO FORM 5500
    Participant loans are shown net of deemed distributions on Form 5500. The following is a reconciliation of net assets per the financial statements to Form 5500:

	As of December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,625,440,992	$1,415,837,954
Less: Deemed distributions	439,616	400,238
Net assets per Form 5500	$1,625,001,376	$1,415,437,716
    The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500 for the year ended December 31:

2021
Net increase in net assets available for benefits per the financial statements	$201,526,427
Less: Change in deemed distributions	39,378
Net income per Form 5500	$201,487,049

H.    SUBSEQUENT EVENTS
    The Plan Administrator has evaluated subsequent events through June 17, 2022, the date the financial statements were issued, and determined that no subsequent events have occurred requiring adjustments to the financial statements or disclosures.

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2021

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
	Artisan Mid Cap Fund -	Mutual fund
	Institutional Class	1,764,278 shares		$93,647,898
	JP Morgan Mid Cap Value Fund - Class L	Mutual fund
		731,838 shares		30,451,769
	Vanguard Wellington Fund™ -	Mutual fund
	Admiral™ Shares	537,791 shares		45,066,866
	Dodge & Cox Stock Fund	Mutual fund
		234,835 shares		57,595,567
**	Fidelity® Extended Market Index Fund	Mutual fund
		136,707 shares		11,922,224
**	Fidelity® Institutional Money Market	Mutual fund
	Government Portfolio - Institutional Class	63,214,383 shares		63,214,383
**	Fidelity® 500 Index Fund	Mutual fund
		930,491 shares		153,828,706
**	Fidelity® Emerging Markets Fund - Class K	Mutual fund
		657,719 shares		28,709,417
**	Fidelity® International Index Fund -	Mutual fund
	Institutional Class	318,853 shares		15,716,272
**	Fidelity® U.S. Bond Index Fund	Mutual fund
		1,894,924 shares		22,701,192
**	Managed Income Portfolio Class II	Collective trust fund
		14,263,434 shares		14,263,434
	Harbor Capital Appreciation CIT Class 4	Collective trust fund
		15,828,878 shares		223,978,625
**	Fidelity® Diversified International	Collective trust fund
	Commingled Pool	2,519,718 shares		48,983,314
**	Fidelity® Low-Priced Stock	Collective trust fund
	Commingled Pool	1,698,999 shares		37,632,839
**	FIAM Small Capitalization Core	Collective trust fund
	Commingled Pool Class D	142,802 shares		28,905,890
**	FIAM Blend Target Date Income	Collective trust fund
	Commingled Pool Class X	273,236 shares		4,591,000
**	FIAM Core Plus	Collective trust fund
	Commingled Pool Class K	2,579,050 shares		61,175,063
**	FIAM Blend Target Date 2005	Collective trust fund
	Commingled Pool Class X	76,961 shares		1,422,623
**	FIAM Blend Target Date 2010	Collective trust fund
	Commingled Pool Class X	284,269 shares		5,935,362

MASCO CORPORATION 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), Concluded

December 31, 2021

(a)	(b) Identity of Issue, Borrower or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value and Number of Shares Outstanding	(d) Cost*	(e) Current Value
**	FIAM Blend Target Date 2015	Collective trust fund
	Commingled Pool Class X	404,712 shares		8,935,672
**	FIAM Blend Target Date 2020	Collective trust fund
	Commingled Pool Class X	1,921,406 shares		43,334,819
**	FIAM Blend Target Date 2025	Collective trust fund
	Commingled Pool Class X	3,067,843 shares		74,104,055
**	FIAM Blend Target Date 2030	Collective trust fund
	Commingled Pool Class X	4,531,622 shares		112,415,506
**	FIAM Blend Target Date 2035	Collective trust fund
	Commingled Pool Class X	2,960,379 shares		80,218,281
**	FIAM Blend Target Date 2040	Collective trust fund
	Commingled Pool Class X	2,647,535 shares		73,045,229
**	FIAM Blend Target Date 2045	Collective trust fund
	Commingled Pool Class X	2,510,027 shares		69,626,132
**	FIAM Blend Target Date 2050	Collective trust fund
	Commingled Pool Class X	1,706,527 shares		46,630,846
**	FIAM Blend Target Date 2055	Collective trust fund
	Commingled Pool Class X	892,938 shares		26,180,839
**	FIAM Blend Target Date 2060	Collective trust fund
	Commingled Pool Class X	672,582 shares		13,221,006
**	FIAM Blend Target Date 2065	Collective trust fund
	Commingled Pool Class X	64,449 shares		966,969
**	Masco Corporation Company Stock Fund	Stock fund
		470,779 shares		33,058,096
**	Fidelity BrokerageLink®	Self-directed brokerage account
		54,294,253 shares		54,294,253
**	Notes Receivable from Participants	Ranging 1-15 years maturity with
		rates of interest, 3.25% - 8.25%		22,089,449
				$1,607,863,596

* Historical cost information is not required on the Schedule of Assets (Held at End of Year) for participant-directed investments.

** These investments are with a party-in-interest.

MASCO CORPORATION 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Corporation 401(k) Plan

By:	Masco Corporation, Plan Administrator of the Masco Corporation 401(k) Plan

Date:	June 17, 2022	By:	/s/ John G. Sznewajs
John G. Sznewajs
Vice President, Chief Financial Officer
Authorized Signatory

MASCO CORPORATION 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Grant Thornton LLP relating to the Plan's financial statements